Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

OF

GameSquare Merger Sub 3, Inc.

WITH AND INTO

GAMESQUARE HOLDINGS, INC.

AGREEMENT AND PLAN OF MERGER, dated as of June 18, 2026 (this “Agreement”), by and between GameSquare Holdings, Inc., a Delaware corporation (“GameSquare”), and GameSquare Merger Sub 3, Inc., a Delaware corporation and direct, wholly-owned subsidiary of GameSquare Holdings, Inc. (“GameSquare Subsidiary”).

WHEREAS, GameSquare Holdings, Inc. is the sole holder of all of the issued and outstanding capital stock of GameSquare Subsidiary; and

WHEREAS, the parties hereto intend to effect the merger of GameSquare Subsidiary with and into GameSquare Holdings, Inc. (the “Merger”), so that GameSquare Holdings, Inc. is the surviving entity in the Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”), and: (i) the certificate of incorporation of GameSquare Subsidiary as in effect immediately prior to the Merger Effective Time shall be the certificate of incorporation of the Surviving Corporation, and (ii) GameSquare’s Bylaws will remain the Bylaws of the Surviving Corporation.

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

NAMES OF CORPORATIONS

Section 1.1 Name of Corporation to be Merged. The name of the corporation to be merged is GameSquare Merger Sub 3, Inc., a Delaware corporation. The name under which such corporation was formed is GameSquare Merger Sub 3, Inc.

Section 1.2 Name of Surviving Corporation. The name of the surviving corporation is GameSquare Holdings, Inc., a Delaware corporation. The name under which such corporation was formed is GameSquare Holdings, Inc.

ARTICLE II

OUTSTANDING SHARES OF THE CONSTITUENT CORPORATIONS

Section 2.1 Designation and Number of Outstanding Shares of the Corporation to Be Merged. As of the date hereof, the authorized capital stock of the GameSquare Subsidiary consists of: (i) 500,000,000 shares of common stock, par value $0.0001 per share (the “GameSquare Subsidiary Common Stock”) and (ii) 50,000,000 shares of Preferred Stock, $0.0001 par value per share (the “GameSquare Subsidiary Preferred Stock”). As of the date hereof, (i) one hundred shares of GameSquare Subsidiary Common Stock are issued and outstanding, and such outstanding shares are owned by GameSquare, and (ii) no shares of GameSquare Subsidiary Preferred Stock are issued and outstanding.

Section 2.2 Designation and Number of Outstanding Shares of the Surviving Corporation. As of the date hereof, the authorized capital stock of GameSquare consists of 150,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $0.0001 per share (“GameSquare Common Stock”), and 50,000,000 shares of preferred stock, par value $0.0001 per share (“GameSquare Preferred Stock”), of which 3,433.33 are designated as Series A-1 Preferred Stock in accordance with the terms of the Series A-1 Preferred Stock Certificate of Designation and of which 5,000,000 are designated as Series A-2 Preferred Stock in accordance with the terms of the Series A-2 Preferred Stock Certificate of Designation. As of the date hereof, there were 93,938,390 shares of GameSquare Common Stock outstanding and 5,003,433 shares of GameSquare Preferred Stock outstanding.

ARTICLE III

TERMS AND CONDITIONS OF THE MERGER

Section 3.1 General. On the terms and subject to the conditions set forth in this Agreement, at the Merger Effective Time (as defined below), GameSquare Subsidiary shall be merged with and into GameSquare in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”). GameSquare shall be the surviving entity in the Merger and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of GameSquare Subsidiary shall terminate.

Section 3.2 Merger Effective Time. GameSquare and GameSquare Subsidiary shall cause to be filed a certificate of merger with the Secretary of State of Delaware (the “Merger Certificate”). The Merger shall become effective as of the date and time specified in the Merger Certificate in accordance with the relevant provisions of Section 251 of the DGCL, as applicable, or at such other date and time as shall be provided by applicable law (such date and time hereinafter referred to as the “Merger Effective Time”).

Section 3.3 Effects of the Merger. At and after the Merger Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL and this Agreement.

Section 3.4 Cancellation of GameSquare Subsidiary Stock. Each share of GameSquare Subsidiary Common Stock, as well as each share of any other class or series of capital stock of GameSquare Subsidiary, in each case that is issued and outstanding immediately prior to the Merger Effective Time, shall, at the Merger Effective Time, solely by virtue and as a result of the Merger and without any action on the part of any holder thereof, automatically be cancelled and retired for no consideration and shall cease to exist.

Section 3.5 GameSquare Stock. At and after the Merger Effective Time, each share of GameSquare Common Stock issued and outstanding immediately prior to the Merger Effective Time shall remain an issued and outstanding share of common stock of GameSquare and shall not be affected by the Merger. At the Merger Effective Time, each share of the GameSquare Preferred Stock issued and outstanding immediately prior to the effective time will convert pursuant to their own terms upon the merger. Each outstanding share of Series A-1 Preferred Stock (including any fraction of a share) held by stockholders shall, by virtue of the Merger, automatically convert, at the Merger Effective Time, into 1,000 shares of fully paid and non-assessable shares of common stock (including any fraction of a share) of the Surviving Corporation pursuant to the terms of the Certificate of Designation of Series A-1 Convertible Preferred Stock. Each outstanding share of Series A-2 Preferred Stock (including any fraction of a share) held by stockholders shall, by virtue of the Merger, automatically convert, at the Merger Effective Time, into an aggregate number of shares of common stock (including any fraction of a share) of the Surviving Corporation as determined in accordance with the terms of the Certificate of Designation of Series A-2 Convertible Preferred Stock.

Section 3.6 Certificate of Incorporation of the Surviving Corporation. At the Merger Effective Time, the certificate of incorporation of GameSquare Subsidiary, as in effect immediately prior to the Merger Effective Time, shall be the certificate of incorporation of the Surviving Corporation.

Section 3.7 Bylaws of the Surviving Corporation. At the Merger Effective Time, the Bylaws of GameSquare as in effect immediately prior to the Merger Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law.

Section 3.8 Directors and Officers of the Surviving Corporation. The directors and officers of GameSquare as of immediately prior to the Merger Effective Time shall, at and after the Merger Effective Time, be the directors and officers, respectively, of the Surviving Corporation, such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

ARTICLE IV

CONDITIONS PRECEDENT

Section 4.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of GameSquare and GameSquare Subsidiary to effect the Merger shall be subject to the satisfaction or written waiver (subject to applicable law) of the following conditions prior to the Merger Effective Time:

(a) All material approvals, consents and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Merger shall have been obtained or made and shall be in full force and effect, and all statutory waiting periods required by law shall have expired or been terminated; and

(b) No jurisdiction, court of competent jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered into any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal the consummation of the Merger.

(c) The approval of this Agreement, in accordance with Delaware law, by the stockholders of GameSquare and the approval of this Agreement by GameSquare in its capacity as sole stockholder of GameSquare Subsidiary.

ARTICLE V

TERMINATION AND AGREEMENT

Section 5.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Merger Effective Time by mutual written consent of the Board of Directors of each of GameSquare and GameSquare Subsidiary. In the event of the termination of this Agreement as provided in this Section 5.1, this Agreement shall forthwith become void and have no effect, and none of GameSquare or GameSquare Subsidiary, any of their respective affiliates or any of the officers or directors of any of them shall have any liability or obligation of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby.

Section 5.2 Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Representations and Warranties. Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and (assuming due authorization, execution and delivery by the other party) constitutes a valid and binding obligation of such party, enforceable against it in accordance with the terms hereof (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies).

Section 6.2 Nonsurvival of Agreements. None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger Effective Time or the termination of this Agreement as provided in Section 5.1.

Section 6.3 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including,” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement.

Section 6.4 Counterparts. This Agreement may be executed in counterparts (including by .pdf), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

Section 6.5 Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 6.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed wholly within the State of Delaware, without regard to any applicable conflicts of law principles.

Section 6.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void.

[Signature pages follow]

IN WITNESS WHEREOF, GameSquare and GameSquare Subsidiary have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

GAMESQUARE HOLDINGS, INC.

By:	/s/ Justin Kenna
Name:	Justin Kenna
Title:	Chief Executive Officer and Director

GameSquare Merger Sub 3, Inc.

By:	/s/ Justin Kenna
Name:	Justin Kenna
Title:	Chief Executive Officer and Director